PROSPECTUS
----------

                      1,531,957 Shares

                       DEERE & COMPANY

                         Common Stock

    All of the shares of our common stock being offered hereby are being offered by current stockholders. None of our directors or executive officers is selling shares in this offering, and neither we nor they will receive any proceeds from the sale of shares.

    Our common stock is listed on the New York Stock Exchange, Inc. under the trading symbol "DE." Our common stock is also listed on the Chicago and Frankfurt (Germany) Stock Exchanges. On August 23, 1999, the closing price of our common stock as reported on the New York Stock Exchange, Inc. was $42.75 per share.

    The selling stockholders, directly or through agents, brokers or dealers designated from time to time, may sell the shares of our common stock offered hereby from time to time on terms to be determined at the time of sale. See "Plan of Distribution."

    We have agreed to bear all expenses of registration of our common stock offered hereby under federal and state securities laws.

                 ---------------------------

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



       The date of this Prospectus is August 24, 1999

                      TABLE OF CONTENTS


Safe Harbor Statement.......................................1
The Company.................................................2
Where You Can Find More Information.........................3
Use of Proceeds.............................................3
Selling Stockholders........................................3
Plan of Distribution........................................5
Legal Matters...............................................6
Experts.....................................................6



                 --------------------------


    You should rely only on the information contained in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

                    SAFE HARBOR STATEMENT

    SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Certain statements made in this prospectus or other documents that we file with the Securities and Exchange Commission that are incorporated by reference herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Forward-looking statements relating to our businesses involve certain factors that are subject to change, including: the many interrelated factors that affect farmers' confidence, including worldwide demand for agricultural products, world grain stocks, commodities prices, weather conditions, real estate values, animal diseases, crop pests, harvest yields and government farm programs; general economic conditions and housing starts; legislation, primarily legislation relating to agriculture, the environment, commerce and government spending on infrastructure; actions of competitors in the various industries in which we compete; levels of new and used field inventories; production difficulties, including capacity and supply constraints; dealer practices; labor relations; interest and currency exchange rates (including the effect of conversion to the euro); technological difficulties (including Year 2000 readiness); accounting standards; and other risks and uncertainties. Economic difficulties in Asia and other parts of the world could continue to adversely affect North American grain and meat exports. Retail sales of agricultural equipment are especially affected by the weather in the summer, while the number of housing starts is especially important to sales of construction equipment. Our outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. Further information concerning us and our businesses, including factors that potentially could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

                        THE COMPANY

    We (Deere & Company and its subsidiaries, collectively called "John Deere") manufacture, distribute and finance a full range of agricultural equipment; a broad range of equipment for construction, forestry and public works; and a variety of commercial and consumer equipment. We also provide credit, insurance products and health care for businesses and the general public. We believe that our worldwide sales of agricultural equipment during recent years have been greater than those of any other business in our industry. We also believe that John Deere is an important provider of most of the types of construction equipment that we market, and the leader in some size ranges. We also believe we are the world's largest producer of premium turf care equipment and utility vehicles. John Deere's operations are categorized into six business segments:

    The worldwide AGRICULTURAL EQUIPMENT segment manufactures and distributes a full line of farm equipment - including tractors; combine, cotton and sugarcane harvesters; tillage, seeding and soil preparation machinery; sprayers; hay and forage equipment; materials handling equipment; and integrated precision farming technology.

    The worldwide CONSTRUCTION EQUIPMENT segment manufactures and distributes a broad range of machines used in construction, earthmoving and forestry - including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; scrapers; motor graders; log skidders; and forestry harvesters. This segment also includes the manufacture and distribution of engines and drivetrain components for the original equipment manufacturer (OEM) market.

    The worldwide COMMERCIAL AND CONSUMER EQUIPMENT segment manufactures and distributes equipment for commercial and residential uses - including small tractors for lawn, garden, commercial and utility purposes; riding and walk-behind mowers; golf course equipment; snowblowers; handheld products such as chain saws; string trimmers and leaf blowers; skid-steer loaders; utility vehicles; and other outdoor power products.

    The products produced by the equipment segments are marketed primarily through independent retail dealer networks and major retail outlets.

    The CREDIT segment, which mainly operates in the United States and Canada, primarily finances sales and leases by John Deere dealers of new and used equipment and sales by non-Deere dealers of recreational products. In addition, it provides wholesale financing to dealers of the foregoing equipment and finances retail revolving charge accounts.

    The INSURANCE segment issues policies in the United States primarily for: general and specialized lines of commercial property and casualty insurance; group accident and health insurance for employees of participating John Deere dealers; and disability insurance for employees of John Deere. The Company has agreed to sell its insurance operations to Sentry Insurance a Mutual Company pending regulatory approvals. For further information, see the Current Report dated July 28, 1999, which is incorporated herein by reference.

    The HEALTH CARE segment provides health management programs and related administrative services in the United
States to John Deere and commercial clients.

    The John Deere enterprise has manufactured agricultural machinery since 1837. The present company was incorporated under the laws of Delaware in 1958. The address of our principal office is One John Deere Place, Moline, Illinois
61265-8098. Its telephone number is (309) 765-8000.

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

             WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange. Our common stock is also listed on the Chicago and Frankfurt (Germany) Stock Exchanges. Information about us also is available at those locations.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities has been completed. This prospectus is part of a registration statement filed with the SEC under the Securities Act.

-    Annual Report on Form 10-K for the year ended
     October 31, 1998.

-    Current Reports on Form 8-K dated November 24, 1998,
     February 16, 1999, April 29, 1999, May 18, 1999,
     June 29, 1999, July 28, 1999 and August 17, 1999.

-    Quarterly Reports on Form 10-Q for the quarters ended
     January 31, 1999 and April 30, 1999.

    You may obtain a copy of these filings at no cost, by writing or telephoning us at the following address:

                       Deere & Company
                     One John Deere Place
                 Moline, Illinois 61265-8098
                 Attn:  Stockholder Relations
                       (309) 765-4539


                      USE OF PROCEEDS

    The selling stockholders are offering all of the shares of common stock covered by this prospectus. We will not receive any proceeds from the sales of these shares.

                    SELLING STOCKHOLDERS

    The selling stockholders include former stockholders (or persons who received their shares of common stock from a former stockholder) of three companies we have acquired:
InterAg Technologies, Inc., Phoenix International Corporation and Agris Corporation. We have registered the shares under the Securities Act in accordance with registration rights we granted to the selling stockholders when we acquired InterAg, Phoenix and Agris. Our registration of the shares does not necessarily mean that any selling stockholder will sell any or all of his/her shares.

    The following table sets forth the number of shares owned by each of the selling stockholders. All information contained in the table below is based upon their beneficial ownership as of May 24, 1999. We are not able to estimate the amount of shares that will be held by the selling stockholders after the completion of this offering because those selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of their shares. The following table assumes that all of the shares being registered will be sold. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

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

                                      Number of   Percent of
                        Number of     Shares      Outstanding
Name of                 Shares        Registered  Shares
Selling                 Beneficially  for Sale    After the
Stockholder             Owned         Hereby      Offering
----------------------  ------------  ----------  -----------
Agri-Sales Associates       2,395       2,395         *
Michael J. Allen            3,198       3,198         *
Geoff R. Andersen          26,167      10,660         *
Andrew Arnold               1,722       1,722         *
Barry D. Batcheller       113,139      76,374         *
Daniel T. Berg              2,460       2,460         *
Bruce N. Binnix             1,640       1,640         *
Sally J. Bosh              18,263      16,425         *
Cairnwood Group L.L.C.     91,913      91,913         *
Capital Partners, L.L.C.  974,886     974,886         *
Joyce E. Cowgur            56,699      56,699         *
Luke A. Crawford           28,249      12,710         *
Patricia C. Edge            3,198       3,198         *
Fuji Univance Corporation  22,811      22,811         *
Roger D. Graham            27,748      12,300         *
Lyle T. Hartz               1,722       1,722         *
Thomas R. Horsley          17,220      17,220         *
L. Robert Johnson           2,460       2,460         *
Ronald L. Leiker           31,941      14,596         *
Debra R. Levos             15,000      15,000         *
Roger A. Levos             23,208      14,017         *
Timothy P. Lundberg        60,815      42,433         *
Ted S. Macy                 6,560       6,560         *
Jerry Marcks                2,132       2,132         *
Renick Martin               2,132       2,132         *
Karl-Heinz Mertins          5,037       5,037         *
Paul A. Nystuen            24,707      21,900         *
Cathy Olson                 3,198       3,198         *
Gerald L. Pearson           9,618       9,618         *
Thayer B. Pendleton        28,012      12,505         *
Carol A. Rinauro            1,722       1,722         *
Tom Taylor                 39,207      19,680         *
John C. Thomas              5,475       5,475         *
David P. Tommerson          1,752       1,752         *
Michael A. Tuchsherer       1,287       1,287         *
J. Scott Turner            17,220      17,220         *
Lynne Vongries              7,380       7,380         *
Mark A. Wolfe              19,522      17,520         *

* Less than one percent.

    The selling stockholders received their shares of common stock covered by this prospectus pursuant to our acquisition of the remaining shares of InterAg Technologies, Inc. in March 1999, our acquisition of the remaining shares of Phoenix International Corporation in May 1999 and/or our acquisition of the remaining shares of Agris Corporation in May 1999. Several of the selling stockholders currently are employed by wholly-owned subsidiaries of the Company.

    This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. In addition, this prospectus covers the preferred stock purchase rights that currently trade with our common stock and entitle the holder to purchase additional shares of common stock under certain circumstances.

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

                    PLAN OF DISTRIBUTION

    The shares may be sold or distributed from time to time by the selling stockholders named in this prospectus, by their donees, pledgees or transferees, or by their other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any of the selling stockholders have entered into any arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock.

    The selling stockholders may offer their shares at various times in one or more of the following transactions:

- in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

- in transactions involving cross or block trades or otherwise on any national securities exchange, such as the New York Stock Exchange, on which the common stock may be listed;

- in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

- in transactions "at the market" to or through market makers in the common stock;

- in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

- through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

-    in privately negotiated transactions;

-    in transactions to cover short sales; or

-    in a combination of any of the foregoing transactions.

    In addition, the selling stockholders also may sell their shares in private transactions or in accordance with Rule 144 under the Securities Act rather than under this prospectus.

    From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders who donate or otherwise transfer their shares will decrease as and when the selling stockholders take these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees or other successors in interest will be selling stockholders for purposes of this prospectus.

    The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the

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

Securities Act. Neither we nor any selling stockholders can presently estimate the amount of such compensation. Because a selling stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.

    The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market-making activities with respect to the securities.

    Under our agreements with the selling stockholders, we are required to bear the expenses relating to the registration of this offering. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees, stock transfer taxes and fees of their legal counsel. We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

    Upon the company being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. In addition, upon the company being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                        LEGAL MATTERS

    The validity of the securities have been passed upon for us by Bell, Boyd & Lloyd, 70 West Madison Street, Suite 3300,
Chicago, Illinois  60602.

                           EXPERTS

    The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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